Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

November 12, 2024

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Ruairi Regan and Ms. Brigitte Lippmann

Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Post Qualification Amendment No. 5 Filed: July 26, 2024 File No. 024-12013

Dear Mr. Demarest and Ms. Marrone:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated October 31, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A POS (the “Offering Statement”), as filed with the SEC on October 18, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

General

1.             We note your revised disclosure in response to prior comment 8 that in the event a subscription is rejected, the Company will provide notification within two business days of the end of the offering period. Given, it appears, you may have a 90 day offering period to process subscription requests and can reject a subscription for any reason and may terminate the offering, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response:

The Company acknowledges the comment. Rule 251(d)(3)(i)(F) states that “continous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to:… (F) securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.”

The Company’s offering is a continuous offering within the meaning of Rule 251(d)(3)(i)(F), as the Company commences the offering of each series of LROs promptly, within two calendar days, after the qualification of the Offering Statement, the LROs are offered on a continuous basis, and sales of the LROs may occur on a daily basis via the Groundfloor Platform. The LROs are issued in distinct series, the offerings of which comprise 100% of the Loan Principal of the corresponding real estate project. If the Company rejects a subscription or terminates an offering, such rejection or termination is with respect to a particular LRO or series, rather than the offering of LROs qualified under the Offeirng Statement, which is continuous. The timing and extent to which the offerings become subscribed is typically dependent upon investor demand for a particular Project and the Project’s remaining need for funding. Such need is generally based on the Project’s construction or renovation timeline and adherence. Nevertheless, although investor demand and the schedule of a Project impact whether full subscription occurs within a particular time, all LROs that are qualified are reasonably expected to be offered and sold within the required two year period. Despite compliance with Rule 251(d)(3)(i)(E), a subscription may be rejected for various reasons, including if an offering is oversubscribed or has other defects such as being for a greater amount than the investor has successfully deposited at the time. Disclosure has been modified to reflect that the two business days refer to that offering of that particular LRO only.  See pg. 119.

Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

2.            Please update your filing to include interim financial statements as of a date no earlier than six months after the most recently completed fiscal year end. Reference is made to Regulation A, Part F/S(b)(3)(B).

Response:

The Company acknowledges the comment and has updated the filing to include unaudited interim financial information for the six months ended June 30, 2024.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.